SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   FORM 12b-25


                                                 Commission File Number: 1-14204


                           NOTIFICATION OF LATE FILING

(Check One):

        [_] Form 10-K    [_] Form 11-K    [_] Form 20-F    [X] Form 10-Q
        [_] Form N-SAR

     For Period Ended:   April 30, 2000


  [_]  Transition Report on Form 10-K    [_]  Transition Report on Form 10-Q
  [_]  Transition Report on Form 20-F    [_]  Transition Report on Form N-SAR
  [_]  Transition Report on Form 11-K

     For the Transition Period Ended:___________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: NOT APPLICABLE



                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant:          FUELCELL ENERGY, INC.

Former name if applicable:        NOT APPLICABLE

Address of principal executive office (STREET AND NUMBER): 3 Great Pasture Road

City, state and zip code:  Danbury, Connecticut 06810


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                                     PART II
                             RULE 12B-25(b) AND (c)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b)  The subject annual report, semi-annual report, transition report on
[X] Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                                    PART III
                                    NARRATIVE


     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The Registrant completed a significant public offering of securities during this quarter. Accordingly, the Registrant requires additional time to compile the financial information required to be included in the Quarterly Report on Form 10-Q.



                                     PART IV
                                OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification: Joseph G. Mahler (203) 825-6047.

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                               [X]  Yes     [_]  No



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     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               [X]  Yes     [_]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The results of operations for the six months ended April 30, 2000 will differ from the results of operations for the six months ended April 30, 1999. Income from operations resulted in a loss of $1,975,000 in the six months ended April 30, 2000 compared to a loss of $1,158,000 in the year-earlier period. The increased loss was due to costs incurred on the demonstration project awarded in the second quarter and certain unallowable government contracting costs associated with the raising of capital.


                              FUELCELL ENERGY, INC.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 15, 2000                 By:  /s/ Hansraj C. Maru
                                       -----------------------------------------
                                       Hansraj C. Maru, Executive Vice President

          INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



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